LABOR’S INVESTMENT CAPITAL AT WORK • ISSUE NO. 2, 2007

HIT RANKED AS TOP 10 MANAGER AS OF FIRST QUARTER 2007

The AFL-CIO Housing Investment Trust (HIT) has been recognized as one of the nation’s top 10 performers when compared to fixed-income investment vehicles with a similar risk profile. (See story, page 6)

MASSACHUSETTS PRIM SELECTS HIT FOR $50 MILLION INVESTMENT

The Massachusetts Pension Reserves Investment Management Board (PRIM) has approved a $50 million investment in the AFL-CIO Housing Investment Trust (HIT). The decision follows a competitive selection process in which the HIT was chosen to receive an investment under PRIM’s Economically Targeted Investment (ETI) Program.

The $50 million PRIM investment in the HIT is double the amount that PRIM has previously allocated as an initial investment under its ETI program.

PRIM’s ETI program seeks to promote job growth, business development and affordable housing through responsible investments, explained Massachusetts State Treasurer and PRIM Board Chairman Timothy Cahill at a roundtable discussion last December at the Federal Reserve Bank of Boston.

(continued, page 2)

New Orleans Resident Thanks HIT for Efforts to Stop Demolition of Homes

Sharon Jasper, St. Bernard Housing, New Orleans, is fighting the proposed tear-down of affordable housing. Listening to her report is HIT Trustee and former New York Congressman Jack Quinn.

At a recent meeting of the AFL-CIO Housing Investment Trust (HIT) Board of Trustees in Washington, DC, Sharon Jasper, president of the St. Bernard Housing Recovery and Development Corporation in New Orleans, thanked the HIT, the AFL-CIO Investment Trust Corporation (ITC) and the AFL-CIO for working to help residents save their homes. Jasper detailed the plight of St. Bernard residents displaced by Hurricane Katrina, whose public housing development is scheduled to be torn down at a time when the city faces an unprecedented shortage of affordable housing. The HIT, ITC and AFL-CIO, she said, are “standing with residents of St. Bernard to help them prevent the demolition of our homes.”

Linda Chavez-Thompson, Executive Vice President of the AFL-CIO and a HIT board member, said that “the American labor movement will be fighting for the tenants” and will work to preserve public housing in the city. “I was moved by Ms. Jasper and the plight of the tenants,” she said. “Union members were among the very first responders to the tragedy on the Gulf Coast. We are committed to seeing that the working people of New Orleans are treated fairly and justly as they struggle to return to their homes.”

The HIT and ITC have signed a memorandum of understanding with the St. Bernard Housing Recovery and Development Corporation, a non-profit development corporation formed by the tenants of St. Bernard to assist in developing a plan to preserve the 1,400 affordable units there. Preserving the affordability of these units is especially critical because the city has lost so much of its affordable housing stock.

(continued, page 2)

H I T    I N V E S T O R

HIT’s Kanovsky Presents Award to Cisneros on Behalf of NHC

Henry Cisneros, former Secretary of the Department of Housing and Urban Development (HUD) and former mayor of San Antonio, Texas, received the coveted Housing Person of the Year honor from the National Housing Conference at a gala awards event in Washington, DC. Helen Kanovsky, HIT’s Chief Operating Officer and Chair of the NHC, joined Conrad Egan, NHC President and CEO, to make the presentation to Cisneros before a large audience of housing officials and advocates.

Henry Cisneros and Helen Kanovsky

“No one has been more dedicated than Henry Cisneros in keeping the issue of housing affordability before the American public,” Kanovsky stated.

“Without question, Henry Cisneros has demonstrated a lifelong dedication to providing affordable housing to America’s working families,” Kanovsky continued.

“As Secretary of HUD, he is credited with initiating the transformation of public housing developments nationwide and with developing policies that have created today’s record homeownership rates.

“Both in the public sector and private enterprise, Cisneros has been a champion of safe, strong, affordable communities. There is no one more deserving of this honor.”

Cisneros is currently the executive chairman of CityView, a pioneer in applying institutional capital to the building of workforce housing. CityView has financed the building of more than 6,000 units of housing in 14 states.

New Orleans Resident Thanks HIT for Efforts to Stop Demolition of Homes

(continued from page 1)

Sharon Jasper has lived at the St. Bernard housing development since she was five years old, and she raised her own family there. She has been fighting to return since being displaced by the 2005 storm.

“The tenants of the St. Bernard housing development are hard-working, tax-paying people who have a right to be there,” Jasper told the HIT’s Board of Trustees. She added: “We helped build the City of New Orleans, and we deserve to live in the City of New Orleans.”

Massachusetts PRIM Selects HIT for $50 Million Investment

(continued from page 1)

“We’re very happy with PRIM’s investment decision,” says Paul Barrett, HIT’s Northeast Regional Director in Boston. “We are confident that the HIT is qualified to meet PRIM’s investment performance goals while also making investments that will have a positive and measurable impact on Massachusetts communities. Massachusetts has always been a good source of investment opportunities for the HIT.”

This new relationship builds on the HIT’s successful track record in the state – $117 million in financing since 1990 for projects that have produced nearly 1,500 units of housing for Massachusetts families, with more than 70% of these units affordable to low- and moderate-income residents. In current dollars, these investments represent approximately $325 million in total development costs and an estimated 1,200 jobs for union construction workers in Massachusetts.

The PRIM Board supervises the Pension Reserves Investment Trust Fund – a pooled investment fund of the Massachusetts State Teachers’ and Employees’ Retirement Systems, as well as other public retirement funds.

PRIM’s July investment brings to more than $200 million the total year-to-date new investments in the HIT.

H I T    I N V E S T O R

Update on Gulf Coast Program

At the new housing production plant near New Orleans: Standing, left to right: Mike Arnold, Executive Vice President, ITC; Ray Taylor, President, Housing International, Inc.; Merlin Taylor, Gulf Coast Labor Liaison, ITC; Ron Ault, President, AFL-CIO Metal Trades Department; observing trainees Leron Stewart and Robert Martin.

The HIT, the ITC and the AFL-CIO Building Investment Trust (BIT) are making important progress toward the housing, redevelopment and employment goals of the AFL-CIO Gulf Coast Revitalization Program. Projects in the planning stage represent thousands of jobs for those living in and returning to New Orleans and surrounding communities.

“We are working here on many fronts to meet the intense demand for high-quality affordable housing,” reports Tom O’Malley, who heads the ITC office in New Orleans. Current activities include –

Public Housing Redevelopment: The HIT is working with tenants of the St. Bernard public housing project in New Orleans to propose alternatives to the planned demolition of 1,400 homes (see page 1). In May, the St. Bernard Housing Development Corporation, a tenant-based development entity, entered into a memorandum of understanding with HIT and ITC to develop a proposal to HUD for the financing of a limited equity housing cooperative for the St. Bernard project. This will preserve the existing structures as affordable housing and allow residents to return home.

Factory-Built Housing: A company chosen competitively by the ITC, Housing International, Inc., has built a new facility near New Orleans to produce union-built panelized housing. ITC is working with the company as it seeks to identify sources of capital, line up orders for housing, and coordinate with unions on training for plant workers. Unions affiliated with the Metal Trades Department, AFL-CIO, will represent workers at the plant. Additional work will be created for building trades union members who will erect and finish the homes on building sites.

The panelized housing is specially designed for the Gulf Coast region. Using light gauge steel framing, the homes will offer superior hurricane, termite and mold resistance. Production is expected to begin later this year, creating long-term, high-quality union work for local residents.

Title to Adjudicated Properties: The ITC and its partner, Providence Housing, are using an expedited city process to clear title to 73 of the properties awarded by the city as sites for affordable homes. Current plans call for the use of panelized housing from the Housing International factory for at least 100 properties.

New Market Tax Credits: The ITC, in cooperation with the New Orleans Redevelopment Authority (NORA), has created a community development entity that applied for $150 million in New Market Tax Credits. The tax credits can be used to support the city’s neighborhood redevelopment plans, with emphasis on community facilities, mixed-use development and medical facilities. A decision on the tax credits is expected this fall.

Technical Assistance to City: In early June, Tom O’Malley joined HIT’s CEO Stephen Coyle in a meeting with NORA officials and members of the New Orleans City Council to discuss best practices to facilitate the rebuilding of the city.

Jobs and Training for Community Residents: New Orleans is the pilot site for the AFL-CIO’s Mobilization for Young Men of Color (MYMC), a special outreach and career training program aimed at minority youth. MYMC is partnering with the Building and Construction Trades Department, AFL-CIO, and its Gulf Coast Construction Careers Center – a one-stop center for fast-track training and job placement in building trades careers – to open new career paths for young men of color in the Gulf Coast region. Housing International plans to offer jobs and training at the panelized housing plant to career center graduates. The first graduates completed a three-week pre-apprenticeship course in June.

H I T     I N V E S T O R

Affordable Housing Moves to Minnesota Suburbs

Clover Field Marketplace, Chaska, Minnesota

The HIT is providing $9.5 million in financing for the construction of a suburban development that is breaking new ground in affordable housing design in its Minnesota community. The $18 million Clover Field Marketplace will be located in the center of Clover Field, a traditionally designed neighborhood in Chaska, Minnesota, in the Twin Cities metropolitan area. Clover Field Marketplace represents the first affordable housing development to be built in a suburban location by project developer Central Community Housing Trust (CCHT), a non-profit community-based provider of affordable housing in Minnesota. The project is designed to complement the architecture of the surrounding neighborhood.

“Clover Field Marketplace will turn some of the false impressions of what affordable housing has to be on its ear,” said CCHT Vice President Gina Ciganik.

According to the developer, this development will help ensure “that people of all income levels have access to housing options as Chaska’s rising housing prices outpace residents’ income, especially entry-level and service-sector employees and their families who are not able to buy homes.” All of the 117 rental units will be reserved for very low- and low-income residents. Clover Field is close to employment centers representing thousands of jobs. Some 80 union members will be employed in constructing the new development.

The HIT has been helping build sustainable communities in Minnesota for many years. Over $560 million in financing for 61 projects has created 6,300 units of housing, 37% of which are affordable, and generated 3,000 good union jobs.

AROUND THE TRUST

HIT staff have participated in a number of conferences and events around the country in recent weeks:

•

HIT helped sponsor a recent affordable housing event held in Providence, Rhode Island. Hosted by Mayor David N. Cicilline, and attended by HIT’s Northeast Regional Marketing Director, Paul Barrett, the “Celebration of Housing” breakfast and awards ceremony brought together more than 150 local and national advocates of affordable housing.

•

Lesyllee White, HIT’s Director of Marketing, took part on a panel on corporate governance at the Mid-Atlantic Plan Sponsors (MAPS) trustee educational roundtable in Cambridge, Maryland. The session was part of a program designed to educate conference participants from the Mid-Atlantic states on their responsibilities as trustees for public employee pension plans.

•

Liz Diamond, Senior Investment Officer in HIT’s West Coast office, served as a panel moderator at the “Credit and Bond Financing of Affordable Housing” conference in New Orleans. This event was attended by housing industry representatives from around the country and focused on the changing marketplace and the complexity of financing affordable housing projects with Low Income Tax Credits and Tax Exempt Bonds.

•

HIT’s website, www.aflcio-hit.com, has a number of new features to make the site more useful, including redesigned charts and graphs that are easier to view; “Socially Responsible Investing,” a new tab leading to information on HIT’s community investment initiatives and local partnerships; “What’s New,” featuring the latest news from HIT; and “National Housing Headlines,” a handy source of news on current developments in housing around the country. Please come visit the site.

H I T   I N V E S T O R

HIT Welcomes Link with Irish Housing Charity and Union Volunteers

Meeting with South Africa’s Nelson Mandela (seated) to discuss affordable housing are HIT’s Stephanie Wiggins (2nd from left) and representatives of the Townships Initiative, including (from left) Hugh Brennan, Andy Brennan, Gavin Bonnar, Paddy Maguinness, Gerry Nolan, and Niall Mellon.

Helping people achieve their fundamental right to decent housing is an integral part of the mission of the HIT, a mission that is shared by organizations around the world, including the Niall Mellon Townships Initiative – an Irish charity that brings union members together to build critically needed housing in South Africa. The HIT, with decades of experience developing innovative affordable housing programs and partnerships in the United States, is now engaged in dialogue with the leadership of the Townships Initiative to exchange ideas, expertise and resources for low-cost housing production to help severely disadvantaged families living in South Africa’s impoverished townships.

Irish developer and philanthropist Niall Mellon is the driving force behind this charitable initiative launched in 2002. Every year, the organization recruits hundreds of volunteer union construction workers to travel to Johannesburg and Cape Town, South Africa, and build low-cost housing for residents of impoverished townships. The volunteers are mainly from Ireland but have included workers from the United Kingdom, United States and France. Mellon recently met with HIT leadership and staff in Washington, DC.

“The Townships Initiative is basically a people’s union movement,” explains Mellon. “Our Irish volunteers are union tradesmen donating their time and skills to make a positive change in the world. European unions have close connections with the AFL-CIO,” he adds. “That’s why we’re happy to be working with the HIT.”

The Mellon group recently brought HIT’s Chief Investment Officer, Stephanie Wiggins, to Johannesburg to observe how the Townships Initiative is addressing the acute shortage of decent housing for approximately 2.4 million people living in shacks or informal settlements across South Africa. She toured three townships and saw families living in corrugated shacks and others in new masonry homes built by volunteers. “The new homes are making dramatic improvements in the quality and sustainability of life for these families – changes that will resonate for generations,” she said.

Wiggins and members of the Mellon group met with former South African President Nelson Mandela and Archbishop Desmond Tutu, both winners of the Nobel Peace Prize for their struggle against apartheid. They expressed their support for the work of the Townships Initiative.

Since late 2002, the initiative’s volunteers and local staff have built nearly 2,000 homes, with a goal of 5,000 to be built this year. The Townships Initiative provides valuable jobs and training for local workers in areas where unemployment is as high as 40 percent. Now the program is planning to establish manufactured housing facilities that will increase production dramatically.

Mellon understands the spirit of volunteerism and what can be accomplished. “Remember,” he says, “one person can make a difference.”

H I T   I N V E S T O R

HIT Ranked As Top 10 Manager as of 1st Qtr. 2007

The AFL-CIO Housing Investment Trust (HIT) has been recognized as one of the nation’s top performers when compared to fixed-income investment vehicles with a similar risk profile. The HIT was ranked as a “top ten manager” by Morningstar, Inc., which compared the performance of managers of U.S. intermediate duration collective investment trusts at March 31, 2007.

The HIT placed third for the one-year period and eighth for the five-year period, as reported in Pensions & Investments, May 14, 2007. The findings can be viewed on the Pensions & Investments website at:

http://www.pionline.com/apps/pbcs.dll/article?AID=/20070514/ CHART/70514046/1019/ SPECIALREPORTINDEX

The ranking compared 46 intermediate government and intermediate-term bond managers based on performance results self-reported to Morningstar. Rankings for Pensions & Investments’ U.S. Intermediate Duration Collective Investment Trusts table are provided by Morningstar using its Separate Account and Collective Investment Trust database. The rankings for the AFL-CIO Housing Investment Trust are based on gross returns for the one-year and five-year periods ended March 31, 2007.

The Limited Duration collective investment trust rankings for Pensions & Investments are comprised of Morningstar’s Intermediate Government bond category, portfolios which have durations between 3.5 and 6 years and at least 90% of their bond holdings backed by the U.S. government or by government-linked agencies, and Morningstar’s Intermediate-Term bond category, portfolios which invest primarily in corporate and other investment-grade U.S. fixed income issues and also have durations of 3.5 to 6 years.

The ranking is based on gross performance numbers and reflects no deduction for expenses. Please see the following performance of the HIT which does reflect deductions for expenses.

H I T TOTA L N E T R E T U R N A T M A R C H 3 1, 2 0 0 7
	1 Year	5 Years	10 Years

HIT	6.73%	5.45%	6.64%

Lehman Brothers Aggregate Bond Index	6.59%	5.35%	6.46%

The performance data provided represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value and yield to fluctuate so that a participant’s units when redeemed may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For current performance information, please visit the HIT’s website at www.aflcio-hit.com.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. A Prospectus containing more complete information may be obtained from the HIT by calling the Marketing Department at 202-331-8055, or by viewing the Prospectus at www. aflcio-hit.com. The Prospectus should be viewed carefully before investing.

This article is an advertisement only for the HIT and not for any other investment vehicle. This should not be deemed an offer to sell or a solicitation of an offer to buy shares of any of the other investment vehicles listed/described in the Pensions & Investments table referenced above.

     AFL-CIO HOUSING INVESTMENT TRUST

     Stephen Coyle, Chief Executive Officer

     Helen R. Kanovsky, Chief Operating Officer

     Erica Khatchadourian, Chief Financial Officer

     Chang Suh, Executive Vice President and Chief Portfolio Manager

     Mary C. Moynihan, General Counsel

     Stephanie Wiggins, Chief Investment Officer – Multifamily Finance

     Marcie Cohen, Senior Vice President

     Lesyllee White, Director of Marketing

     National Office
     1717 K Street, NW, Suite 707
     Washington, DC 20036 (202) 331-8055

     New York Office | Carol Nixon, Director
     1270 Avenue of the Americas, Suite 210
     New York, NY 10020 (212) 554-2750

     Boston Office | Paul Barrett, Director
     655 Summer Street
     Boston, MA 02210 (617) 261-4444

     Western Regional Office
     David Landenwitch, Acting Director
     235 Montgomery Street, Suite 1001
     San Francisco, CA 94104 (415) 433-3044

     Gulf Coast Revitalization Program
     1100 Poydras Street, Suite 2870
     New Orleans, LA 70163 (504) 599-8750

www.aflcio-hit.com